January 7, 2013

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands Home & Security, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 5, 2012

Form 8-K

Filed October 23, 2012

File No.1-35166

Dear Mr. Decker:

Set forth below are the responses of Fortune Brands Home & Security, Inc. (the “Company”) to the comments raised in the letter dated December 14, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced filings. For the convenience of the Staff, the Staff’s comments contained in the Comment Letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment. We will reflect in our future filings the changes outlined herein, and we acknowledge the following:

-	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

Where our responses include additional or revised disclosures, we have shown or described what the revision will look like and we will incorporate such disclosure in future filings, including our interim filings.

Management’s Discussion and Analysis

Liquidity and Capitalization, page 36

Cash Flows, page 37

2.	In regards to your presentation of free cash flow, please ensure that you discuss all the material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service commitments that have not been included in your determination of free cash flow. Refer to Compliance and Disclosure Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We respectfully submit that we discontinued the presentation of free cash flow in our Form 10-K and 10-Q filings effective with our Form 10-Q for the period ended March 31, 2012 which was filed on May 4, 2012. If we begin disclosing free cash flow in future Form 10-K or 10-Q filings, we will include disclosure regarding material limitations to the measurement. For example, we would include disclosure similar to the following: “Free cash flow does not reflect adjustments for certain non-discretionary cash flows such as mandatory debt repayments.” We would also include the above disclosure in future Form 8-K’s that furnish financial information that includes free cash flow.

Contractual Obligations and Other Commercial Commitments, page 39

3.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Response:

Beginning with our Form 10-K for the year ended December 31, 2012 (“our 2012 Form 10-K”), we will revise the contractual obligations table to include estimated interest payments on our debt.

Below is an example of the revised disclosure and table of contractual cash obligations that will include estimated interest payments on our debt. Changes in our disclosure are noted in italics.

Contractual Obligations and Other Commercial Commitments

The following table describes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of December 31, 2011.

(In millions)	Payments Due by Period as of December 31, 2011
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
External short-term borrowings	$3.8	$3.8	$—	$—	$—
Total debt	406.8	17.5	63.2	319.3	6.8
Interest payments on debt(a)	29.8	7.2	13.0	9.6	—
Operating leases	84.1	27.8	34.3	14.9	7.1
Purchase obligations(b)	243.7	237.0	3.7	2.0	1.0
Defined benefit plan contributions(c)	26.6	26.6	—	—	—

Total	$794.8	$319.9	$114.2	$345.8	$14.9
(a)	Interest payments on debt were calculated using the borrowing rate in effect on December 31, 2011.
(b)

Purchase obligations include contracts for raw material and finished goods purchases; selling and administrative services; and capital expenditures. As of December 31, 2011, there were no material commitments for capital expenditures.

(c)	Minimum required contributions cannot be determined beyond 2012.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 42 and Goodwill and Indefinite-Lived Intangible Assets, page 42

4.	In the fourth quarter of 2011, you recorded asset impairment charges of $90.0 million related to indefinite-lived tradenames in the Advanced Material Windows & Door Systems segment. These charges were primarily the result of reduced revenue growth and profit margin expectations associated with your Simonton tradename over the next two to three years. Please address what impairment considerations were given to the remaining long-lived assets of Simonton pursuant to ASC 360-10.

Response:

At December 31, 2011, we considered the reduced revenue growth and profit margin expectations related to Simonton to be trigger events under ASC 360-10-35-21, and therefore tested the long-lived assets of Simonton for impairment pursuant to the requirements of ASC 360. The required undiscounted cash flow test indicated that the future cash flows of the assets were substantially greater than their carrying values. As such, no impairments were identified or recorded related to Simonton long-lived assets.

5.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
•

You disclose the estimated excess fair value of the Advanced Materials Windows & Doors Systems reporting units is less than 10%. Please provide the following disclosures for each of these reporting units:

¡	Identify the reporting unit;

¡	The percentage by which fair value exceeds the carrying value of the most-recent step-one test;

¡	The amount of goodwill and indefinite-lived tradenames;

¡	A description of the assumptions that drive the estimated fair value;
¡

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

¡	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will revise our disclosure with respect to Goodwill and Indefinite-lived Intangible Assets in our Critical Accounting Policies and Estimates in a manner similar to the following. The new disclosure is shown below in italics:

As of December 31, 2011, we evaluated the recoverability of goodwill using a weighting of the income (80%) and market (20%) approaches. For the income approach, we use a discounted cash flow model, estimating the future cash flows of the reporting units to which the goodwill relates and then discounting the future cash flows at a market-participant-derived weighted-average cost of capital. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. Furthermore, our cash flow projections used to assess impairment of our goodwill and other intangible assets are significantly influenced by our projection for the recovery of the U.S. home products market in the next 3 to 5 years and our annual operating plans finalized in the fourth quarter of each year. For the market approach, we apply market multiples for peer groups to the current operating results of the reporting units to estimate each reporting unit’s fair value. Prior to 2011, we relied solely on the income approach to estimate fair value. The market approach was added to incorporate consideration of the disparity in values between the income approach and market approach caused by the cyclical nature of many of the Company’s businesses. Predominant weight was put on the Company’s income approach (and future estimates of discounted cash flow) because we believe the recent historical operating results used in the market approach are not as relevant for valuation purposes as they reflect depressed cash flows due to the recent U.S. recession and the significant decline in both new home construction and repair and remodel market activity relative to historic levels. The Company’s reporting units are operating segments or one level below the operating segment. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of a reporting unit is estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of ASC 350. Both of the reporting units within Advanced Material Windows & Door Systems have tradenames and goodwill. As of December 31, 2011, for the two reporting units within Advanced Material Windows & Door Systems, Therma-Tru’s fair value exceeded its carrying value by 4% and Simonton’s fair value exceeded its carrying value by 6%. In addition, any future reduction in the estimated fair value of the indefinite-lived tradenames within these reporting units would result in an impairment charge. As of December 31, 2011, the amounts of goodwill and indefinite-lived tradenames for the reporting units within the Advanced Material Windows & Door Systems segment were as follows:

(In millions) Reporting unit	Goodwill	Indefinite-lived Tradenames
Therma-Tru entry doors	$143.0	$166.0
Simonton windows	87.2	61.0

The significant assumptions that were used to determine the estimated fair value for goodwill impairment testing included the following: third-party market forecasts of U.S. new home starts and home repair and remodel spending; management’s sales, profit and cash flow forecasts; peer company EBITDA earnings multiples; the market-participant-based weighted-average cost of capital; and the perpetuity growth rate. The significant assumptions that were used to determine the estimated fair value for indefinite-lived tradename testing are third-party market forecasts of U.S. new home starts and home repair and remodel spending; management’s sales and profit margin forecasts; the market-participant weighted-average cost of capital; and the perpetuity growth rate.

Our estimates of reporting unit fair values are based on certain assumptions that may differ from our historical and future actual operating performance. Specifically, assumptions related to growth in the new construction and repair and remodel segments of the U.S. home products markets drive our forecasted sales growth. The market forecasts are developed using independent third-party forecasts from multiple sources. In addition, estimated future profit margins and cash flow consider our historical performance at similar levels of sales volume and management’s future operating plans as reflected in annual and long-term plans that are reviewed and approved by management.

The events and/or circumstances that could have a potential negative effect on the estimated fair value of our reporting units and indefinite-lived tradenames include: actual new construction and repair and remodel growth rates that lag our assumptions, actions of key customers, volatility of discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, and lower levels of discretionary consumer spending.

6.	For any long-lived assets or asset groups, including other intangible assets aside from goodwill, for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please disclose the following:
•	The carrying values of the assets;
•	The percentage by which undiscounted cash flows exceeds the carrying value;
•	The carrying values of the assets;
•	A description of the assumptions that drive the estimated fair value;
•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

As of December 31, 2011, we did not identify any asset groups where undiscounted cash flows were not substantially in excess of carrying value. In accordance with ASC 360-10-35-21, we give consideration to whether or not events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. Because of the indefinite-lived intangible asset impairments referred to in Question 4, we tested the asset groups within the Advanced Material Windows & Door Systems segment as of December 31, 2011 and concluded that the future undiscounted cash flows were substantially higher than the carrying value of the asset groups. We will provide the disclosures listed above in future periods if we determine that undiscounted cash flows for any long-lived assets or asset groups are not substantially in excess of the carrying value.

Defined Benefit Plans, page 43

7.	In 2011, you recognized actuarial losses of $80 million related to defined benefit plans compared to a (loss) before income taxes of $43.6 million. On page 28, you disclose that this was primarily due to a decrease in the discount rate as well as a lower than expected rate of return on pension plan assets. Given the significant impact that these actuarial losses had on your results of operations, please expand your disclosures to provide additional insight as to what caused such a significant loss including the underlying reasons for the decrease in discount rate and a lower than expected rate of return on pension plan assets. Please also address whether you expect any similar significant losses in future periods.

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will include disclosure similar to the following disclosure in our discussion of the defined benefit plans in the Critical Accounting Policies and Estimates section of Management’s Discussion & Analysis of Financial Condition and Results of Operations. We have provided the entire section to provide context and changes have been presented in italics.

Pension expenses were $84.7 million, $8.2 million and $11.7 million, in 2011, 2010 and 2009, respectively, including actuarial losses (gains) of $80.0 million, $0.6 million and $(2.8) million in 2011, 2010 and 2009, respectively. The actuarial losses in 2011 were principally due to a combination of two factors: decreasing discount rates and actual returns on plan assets that were lower than our expected return. Discount rates in 2011 used to determine benefit obligations declined by an average of 20 basis points for pension benefits and 50 basis points for postretirement benefits. The decrease in discount rates was due to generally lower interest rates for the bond portfolio that comprises our spot-rate yield curve. Our spot-rate yield curve is based on high quality bond interest rates, which decreased in 2011 reflecting an improving but still weak U.S. economy and AA or better rated bond yields that remained at historical lows. In addition, our actual return on plan assets in 2011 was a loss of 0.6% compared to an actuarial assumption of an 8.5% expected return (in 2010, our actual return on plan assets was 15.1% compared to an actuarial assumption of an 8.5% expected return). Our actual return on plan assets resulted from losses in our equity portfolio that more than offset gains in our fixed income portfolio. Similar significant actuarial losses in future periods would be expected if discount rates continue to decline, actual returns on plan assets are lower than our expected return, or a combination of both occurs. Postretirement expenses were $5.3 million, $1.3 million and $3.9 million, respectively, in 2011, 2010 and 2009, including actuarial gains of $4.1 million and $2.4 million, respectively, in 2010 and 2009. A 25 basis point change in our discount rate assumption would lead to an increase or decrease in our pension and postretirement benefit obligation of approximately $25 million. A 25 basis point change in the long-term rate of return on plan assets used in accounting for our pension plans would have a $1.2 million impact on pension expense. In addition, if required, actuarial gains and losses will be recorded in accordance with our new defined benefit plan accounting method as previously described. It is not possible to forecast or predict whether there will be actuarial gains and losses in future periods, and if required, the magnitude of any such adjustment. These gains and losses are driven by differences in actual experience or changes in the assumptions that are beyond our control, such as changes in interest rates and the actual return on pension plan assets.

Financial Statements

Consolidated Statements of Equity, page 51

8.	Please separately disclose comprehensive income (loss) attributable to Home & Security and comprehensive income (loss) attributable to noncontrolling interests for each period presented. Refer to ASC 220-10-45-5.

Response:

As of December 31, 2011, we had only one entity with a noncontrolling interest of $3.7 million, and that entity had an impact on other comprehensive income (loss) attributable to the Company of less than $0.1 million. If amounts become material, we will disclose other comprehensive income (loss) attributable to the Company separately.

Note 2. Significant Accounting Policies

Customer Program Costs, page 58

9.	Customer program costs and incentives, including rebates and promotion and volume allowances, are accounted for in either net sales or selling, general and administrative expenses at the time the program is initiated and/or the revenue is recognized. Please disclose the amount of customer program costs included in the selling, general and administrative expenses line item for each period presented.

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will revise our customer program costs disclosure in our Significant Accounting Policies in a manner similar to the following so as to include disclosure with respect to customer program and incentive costs included in selling, general and administrative expenses line item for each period presented. The new disclosure is shown in italics.

Customer Program Costs Customer programs and incentives are a common practice in our businesses. Our businesses incur customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. Customer program costs and incentives, including rebates and promotion and volume allowances, are accounted for in either “net sales” or the category “selling, general and administrative expenses” at the time the program is initiated and/or the revenue is recognized. The costs are predominantly recognized in “net sales” and include, but are not limited to, volume allowances and rebates, promotional allowances, and cooperative advertising programs. These costs are recorded at the later of the time of sale or the implementation of the program based on management’s best estimates. Estimates are based on historical and projected experience for each type of program or customer. Volume allowances are accrued based on management’s estimates of customer volume achievement and other factors incorporated into customer agreements, such as new product purchases, store sell-through, merchandising support, level of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations). The costs typically recognized in “selling, general and administrative expenses” include product displays, point of sale materials, and media production costs. The costs included in the category “selling, general and administrative” were $7.4 million, $6.5 million and $5.8 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 7. External Debt and Financing Arrangements, page 65

10.	Please clearly disclose whether you were in compliance with your debt covenants. For any material debt covenant that it is reasonably likely that you will not be able to meet, please disclose the actual ratios/amounts as of each reporting date and show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

At December 31, 2011, we were in compliance with all debt covenants and all ratios were exceeded by a substantial margin. Beginning with our 2012 Form 10-K and as required in future filings, we will revise our External Debt and Financing Arrangements note to include a statement indicating whether we were in compliance with our debt covenants. In future filings, if it is reasonably likely that we will not meet any material debt covenants, we will disclose the actual ratios/amounts as of each reporting date and show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts.

Note 13. Income Taxes, page 76

11.	As a result of the separation, you remitted foreign earnings and recorded an associated tax liability of approximately $9.1 million during 2011. Please help us better understand the facts and circumstances which led you to remit these foreign earnings as well as how you determined that as a stand-alone company you will permanently reinvest earnings of foreign subsidiaries. Please address the following in your response:
•

Please tell us whether you had previously considered the foreign earnings that were repatriated during 2011 to be permanently reinvested. If so, please tell us at what point you determined that they would not be;

•	Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
•	Please tell us how you concluded that the cumulative amount as of December 31, 2011 should be considered permanently reinvested in light of your repatriation of the amounts in 2011.

Please refer to paragraph ASC 740-30-25-17 and ASC 740-30-50-2.

Response:

During the third quarter of 2011, at the sole direction of Fortune Brands, Inc. (our “Former Parent”), we repatriated certain foreign earnings that were considered to be indefinitely reinvested. The decision to repatriate foreign earnings was made by our Former Parent in connection with its spin-off of Fortune Brands Home & Security, Inc. (“FBHS”) into an independent, publicly-traded company during the fourth quarter of 2011 (the “Separation”). Our Former Parent determined that the repatriated earnings were no longer indefinitely reinvested in the third quarter of 2011 after both the receipt of a favorable income tax ruling related to the Separation from the Internal Revenue Service and the authorization for the Separation by our Former Parent’s Board of Directors. Prior to the Separation, our Former Parent determined that the post-Separation capital structure of FBHS would include approximately $50 to $60 million in cash – all of which would be located outside the U.S. Our Former Parent further determined that any excess non-U.S cash above the $50 to $60 million would be repatriated to FBHS followed immediately by a dividend to our Former Parent as part of a larger pre-Separation cash distribution. As a result, certain foreign earnings from Canada, China and Mexico were remitted to the U.S. in 2011 immediately prior to the Separation.

As of December 31, 2011 our intent and ability to indefinitely reinvest undistributed earnings in foreign subsidiaries outside the United States was supported by the following evidence:

•	Plans for significant and continued reinvestment of foreign earnings in organic and inorganic growth initiatives outside the U.S. including Canada, China and other foreign markets
•

Sufficient U.S.-based liquidity in the form of cash flow from operations and available borrowing capacity to fund U.S. operations indefinitely without use of foreign cash. Approximately 80% of our sales are to customers in the U.S.

•

Consideration that the costs to access foreign cash in the U.S. (e.g. incremental U.S. taxes) outweigh the current cost of obtaining cash from other sources such as those under our current borrowing arrangements (ability to borrow $650 million on a revolving line of credit at a cost of LIBOR +150 basis points).

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Notes to the Financial Statements

Note 5. Goodwill and Other Identifiable Intangible Assets, page 10

12.	You provide disclosures regarding your impairment considerations related to goodwill and indefinite-lived tradenames of the Advanced Material Windows and Door Systems segment as of December 31, 2011. Please update your disclosures to address your impairment considerations as of the end of the latest interim period including what consideration you gave as to whether you should test for impairment during the interim period pursuant to ASC 350-25-35-30 and ASC 350-30-35-18.

Response:

Beginning with our Form 10-Q for the quarter ended March 31, 2013 and as relevant in future filings, we will revise our Goodwill and Other Identifiable Intangibles note in a manner similar to the following to include a disclosure addressing our impairment considerations as of the end of the latest interim period including what consideration we gave as to whether we should test for impairment during the interim period. An example of the prospective disclosure is shown below in italics.

At December 31, 2011, the estimated excess fair value in the reporting units of the Advanced Material Windows & Door Systems segment was less than 10% of the carrying value and accordingly, any further reduction in the estimated fair values could trigger a goodwill impairment charge in future periods. In addition, any future reduction in the estimated fair value of the indefinite-lived tradenames of that segment would result in an impairment charge. With regard to each of our segments, we cannot predict the occurrence of certain events that might adversely affect the carrying value of goodwill and indefinite-lived tradenames. Such events may include, but are not limited to, the impact of the economic environment, a material negative change in relationships with significant customers and strategic decisions made in response to economic and competitive conditions. Our cash flow projections used to assess impairment of our goodwill and indefinite-lived tradenames are significantly influenced by our projection for the recovery of the U.S. market for our home products in the next 3 to 5 years and our annual operating plans that are finalized in the fourth quarter of each year. Our projection for the U.S. market for our home products is inherently subject to a number of uncertainties, such as employment, home prices, credit availability and the rate of home foreclosures. Significant changes in these and other factors could cause us to change our cash flow projections in future periods which could trigger impairment of goodwill or indefinite-lived intangible assets in the period in which such changes occur. At September 30, 2012, no events or circumstances occurred that would have required us to perform an interim impairment test of either the goodwill or indefinite-lived intangible assets in the Advanced Materials Windows & Door Systems segment.

Management’s Discussion and Analysis

Results of Operations, page 22

13.	The consolidated and segment results of operations discussions appear to provide a general description of the factors that impacted your results. We remind you to quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items. For example, in your results of operations discussion for the Plumbing & Accessories segment for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, net sales increased by $99.5 million primarily due to higher sales volume and price increases, which were offset by higher customer program costs. In addition to separately quantifying the impact of each of these factors, you should discuss the underlying business reasons for each of these factors. For example, you should give additional insight as to what caused an increase in sales volumes. If certain products were in higher demand during the period compared to the prior period, you should identify the products as well as discuss what led to higher demand in the products. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Response:

We will quantify material factors that are reasonably quantifiable. Where a material factor is not reasonably quantifiable, we will disclose the factor in narrative form. We will also where relevant provide additional insight into the underlying business reasons for each of the factors that contributed to material changes. Refer to the Plumbing & Accessories narrative below from our Form 10-Q for the quarter ended September 30, 2012 (page 26) for an example of additional disclosures we will make in future filings for material factors that are reasonably quantifiable. Additional narrative is included in italics.

Plumbing & Accessories

Net sales increased $99.5 million, or 14%, primarily due to higher sales volume in the U.S., driven by strength from the new construction market, as well as approximately $30 million in higher international sales, particularly in China where we are expanding our brand, footprint and customer relationships. Net sales also benefited from price increases to help mitigate raw material cost increases. The increase in net sales was partially offset by higher customer program costs.

Operating income increased $28.6 million, or 29%, primarily due to higher sales volume, productivity improvements and price increases. Operating income was unfavorably impacted by the mix of business, higher incentive compensation expense and increased costs for raw materials (primarily brass and resins).

Form 8-K filed on October 23, 2012

14.	You present a net debt-to-EBITDA before charges/gains ratio. Please clearly show how this amount is determined. Please present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

Response:

In future filings that include a presentation of a net debt-to-EBITDA before charges/gains ratio, we will present the balance sheet line items that are used to calculate net debt and reconcile Net Income to EBITDA before charges/gains. Net Income is the most directly comparable GAAP financial measure to EBITDA before charges/gains. The following is an example of the disclosure we will include in future filings and represents the calculation of net debt-to-EBITDA before charges/gains ratio as of September 30, 2012 and the reconciliation of Net Income to EBITDA before charges/gains.

CALCULATION OF NET DEBT-TO-EBITDA BEFORE CHARGES/GAINS RATIO

(In millions except for Net debt-to-EBITDA before charges/gains ratio)

As of September 30, 2012:
Notes payable to banks	$5.3	A
Long-term debt	339.3	A

Total debt	344.6
Less:
Cash and cash equivalents	216.1	A

Net debt	128.5	C
For the 12 months ended September 30, 2012:
EBITDA before charges/gains	306.0	B
Net debt-to-EBITDA before charges/gains ratio (C/B)	0.4
A Amounts are per the unaudited Condensed Consolidated Balance Sheet as of September 30, 2012.
B See reconciliation below for calculation and reconciliation from Net Income to EBITDA before charges/gains.

RECONCILIATION OF NET INCOME TO EBITDA BEFORE CHARGES/GAINS

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2012

(In millions)	Three Months Ended December 31, 2011	Nine Months Ended September 30, 2012	Twelve Months Ended September 30, 2012
Net Income	$(70.9)	$101.1	$ 30.2
Depreciation (a)	21.7	60.7	82.4
Amortization of intangible assets	3.4	8.6	12.0
Restructuring and other charges	16.6	10.6	27.2
Asset impairment charges	90.0	—	90.0
Contingent acquisition consideration adjustment	—	(2.0)	(2.0)
Defined benefit plan actuarial losses	47.0	3.7	50.7
External interest expense	3.0	6.6	9.6
Income tax provision (benefit)	(41.2)	47.1	5.9

EBITDA before charges/gains (b)	$69.6	$236.4	$306.0

(a)	Depreciation excludes accelerated depreciation that is included in restructuring and other charges.
(b)	EBITDA before charges/gains is net income derived in accordance with GAAP excluding depreciation, amortization of intangible assets, restructuring and other charges, asset impairment charges, income from a contingent acquisition consideration adjustment, the impact of income and expense from actuarial gains or losses associated with our defined benefit plans, external interest expense and income tax provision (benefit). EBITDA before charges/gains is a measure not derived in accordance with GAAP. Management uses this measure to assess returns generated by FBHS. Management believes this measure provides investors with helpful supplemental information about the Company’s ability to fund internal growth, make acquisitions and repay debt and related interest. This measure may be inconsistent with similar measures presented by other companies.

15.	You present non-GAAP performance financial measures which remove the expense from actuarial gains or losses associated with your defined benefit plans. Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements. Please also provide quantitative context for the actual and expected plan asset returns. Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure. Please also expand your disclosures to specifically address why providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Response:

In future Form 8-K filings that contain financial measures that remove actuarial gains or losses associated with our defined benefit plans, we will expand our disclosure in a manner similar to the following to include an explanation that clearly states what the adjustment represents in the context of our pension accounting policy. The changes to note (g) in our press release disclosure tables are shown below in italics.

(g) Represents actuarial losses associated with our defined benefit plans. Actuarial gains or losses in a period represent the difference between actual and actuarially assumed experience, principally related to discount rates and plan asset returns, as well as other actuarial assumptions including compensation rates, turnover rates, and health care cost trend rates. The Company recognizes actuarial gains and losses immediately in operating income to the extent they cumulatively exceed a “corridor.” The corridor is equal to the greater of 10% of the fair value of plan assets or 10% of a plan’s projected benefit obligation. Actuarial gains and losses are determined at required remeasurement dates which occur at least annually in the fourth quarter and more frequently if the terms of the defined benefits plans are amended to change benefit formulas. Actuarial gains and losses principally result from difficult to predict fluctuations in the global bond and equity markets and may create volatility in our operating income that does not necessarily have an immediate corresponding impact on operating cash flow. We believe that the exclusion of actuarial losses and gains from Operating Income Before Charges/Gains provides investors with useful supplemental information regarding the underlying performance of the business from period to period. The table below sets forth additional supplemental information on the Company’s historical actual and expected rate of return on plan assets, as well as discount rates used to value its defined benefit obligations:

(In millions)	Year Ended December 31, 2011		Year Ended December 31, 2010
	%	$	%	$
Actual return on plan assets	(0.6%)	$(2.7)	15.1%	$60.1
Expected return on plan assets	8.5%	41.3	8.5%	37.1
Discount rate at December 31:
Pension benefits	5.8%		6.0%
Postretirement benefits	5.3%		5.8%

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Please telephone me at (847) 484-4518 or, in my absence, Lauren Tashma, Senior Vice President, General Counsel and Secretary, at (847) 484-4443, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by email.

Very truly yours,

/s/ E. Lee Wyatt, Jr.

E. Lee Wyatt, Jr.

Senior Vice President and Chief Financial Officer